Clifton Star Resources Announces the Closing of the

Brokered Flow-Through Private Placement

Quebec City, QUEBEC – (November 13, 2012) - Clifton Star Resources Inc. (the "Company" or "Clifton") (TSXV:CFO; FSE:C3T) is pleased to announce it has closed with Industrial Alliance Securities Inc. (the "Agent") a private placement of flow-through shares (the "Private Placement").

The Company has issued 2,760,000 flow-through shares (each, a "Flow-Through Share"), at a price of $1.25 per Flow-Through Share for gross proceeds of $3,450,000 including the Flow-Through Shares issued pursuant to the Agent’s over-allotment option which was exercised in full.

In connection with the Private Placement, the Company paid a cash commission to the Agent in an amount equal to $203,250 and issued 138,000 compensation options entitling it to purchase for a period of 18 months from the date of issuance and at a price of $1.25 per share, a number of additional common shares of the Company equal to 5% of the total number of Flow-Through Shares sold in the Private Placement.

All of the securities issued pursuant to the Private Placement are subject to a hold period of four months and one day ending on March 14, 2013.

The Company intends to use the proceeds from the sale of the Flow-Through Shares to incur exploration expenditures on the Duparquet Project, to upgrade and expand its resources.

For further information please contact:

Louis Dufour

Vice President Finance & CFO

418-914-9922

jblackburn@cfo-star.com

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